

January 14, 2025

Sheng Xu
Chief Executive Officer
Tian Ruixiang Holdings Ltd
Room 918, Jingding Building,
People's Republic of China

> **Re: Tian Ruixiang Holdings Ltd**
> **Registration Statement on Form F-1**
> **Filed January 2, 2025**
> **File No. 333-284110**

Dear Sheng Xu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Linda Ni, Esq.